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CORNERSTONE REALTY FUND, LLC

SUPPLEMENT NO. 2
DATED DECEMBER 13, 2002
TO THE PROSPECTUS DATED MAY 7, 2002
OF CORNERSTONE REALTY FUND, LLC

        This Supplement No. 2 supplements, modifies or supersedes certain information contained in the prospectus of Cornerstone Realty Fund, LLC, dated May 7, 2002, and must be read in conjunction with our prospectus. This Supplement No. 2 supersedes all prior supplements to our prospectus.

        The purpose of this Supplement No. 2 is to:

  •
  update the status of the offering;

  •
  describe a recently acquired property;

  •
  revise the "Management's Discussion of Financial Condition and Results of Operations" section of the prospectus;

  •
  revise the "Management" section of the prospectus; and

  •
  include audited, pro forma and quarterly updated financial statements as described in the "Financial Statements" section of this Supplement.

STATUS OF THE OFFERING

        The offering of units in Cornerstone Realty Fund, LLC pursuant to the prospectus commenced in August 2001. As of December 5, 2001, the dealer manager sold the minimum number of securities offered (6,000 units). As of December 10, 2002, the fund has raised $8,463,000 in gross offering proceeds (16,926 units). The offering will end on August 6, 2003.

REAL PROPERTY INVESTMENTS

The following section entitled "Real Property Investments," regarding properties that we acquired is inserted immediately following the end of the "Business" section of our prospectus.

Real Property Investments

Normandie Business Center, Torrance, CA

        On September 27, 2002, we acquired an existing multi-tenant industrial park known as Normandie Business Center. Normandie Business Center is located on approximately 2.45 acres and is comprised of two single-story buildings containing a total of 48,979 leasable square feet. Our total acquisition cost was $3,901,696, which equates to approximately $80 per square foot of leasable space.

        The property is located in Torrance, California, and is in the South Bay submarket of Los Angeles. The South Bay is the largest and most active industrial submarket in Los Angeles County and enjoys a vacancy rate less than 4%. Normandie Business Center was 96.3% leased on the acquisition date. The property has exhibited high historical occupancy rates and above-average rental rate growth as shown below.

Year Ending December 31	Average Annual Occupancy (%)	Average Annual Rent Per Sq. Foot ($)
1997	data unavailable	data unavailable
1998	data unavailable	data unavailable
1999(1)	90.78%	7.39
2000	90.07%	7.79
2001	89.41%	8.07
2002—YTD	93.50%	8.72
Current	96.30%	9.03

(1)
reflects partial year data

We purchased this property with our own funds, without debt financing.

        In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and analyzed how the property compares to comparable properties in its market. We believe that this property is well located, has good roadway access and will attract quality tenants. This property will be subject to competition from similar multi-tenant industrial parks within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

        The property was built in 1989 and based upon our building inspection, the property is in good physical condition. We intend to make modest repairs and improvements to this property over the next few years. In addition to standard industry reserves for repairs and maintenance, we have budgeted approximately $150,000 for short- and long-term capital improvements.

        No single tenant leases more than 7% of the total leasable area of the property, nor does any tenant have rights to acquire the property or portions thereof.

        For federal income tax purposes, the depreciable basis of the property will be approximately $2,125,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 39 years.

        As of September 27, 2002, a total of 47,154 square feet was leased to 28 tenants. The following table sets forth certain information with respect to those leases:

Tenant Name	Approximate Leasable Area Leased (sq. ft.)	Expiration Date	Renewal Options	Current Annual Rent ($)	Base rent per sq.ft. per annum ($)
American Stone Designs	2,555	Mar-06	—	24,632	9.64
BM Foreign Cars	2,190	Mar-05	—	20,420	9.32
Charles C. Ewing	1,825	Nov-05	5 yr.	18,497	10.14
D. Rossini/D.R. Custom Cabinet	2,920	Jul-04	—	28,512	9.76
Esequiel Cervantes/EC Auto	1,825	Apr-05	—	17,193	9.42
European Auto Repair	1,200	Jun-03	—	9,641	8.03
Gardena Brake and Alignment	2,343	Oct-03	—	20,518	8.76
Serrano Company	2,190	Mar-07	—	22,864	10.44
H. Jimenez/Henry's Auto	2,908	Oct-02	—	29,662	10.20
Hisayoshi Fruit/Enonvativ For	1,825	Aug-03	—	18,722	9.96
J. Nunez/GT Banner Supply	1,200	Mar-03	—	10,735	8.95
Kanoko, Inc.	3,358	Aug-04	—	33,542	9.99
Kwok Lim Yue/Promis Auto	1,200	Feb-05	—	10,684	8.90
Lance Richlin	1,200	Aug-03	—	10,735	8.95
M. Lozano/Toespeed Fabricators	1,200	M-T-M	—	11,165	9.30
K. Smuckler/NYCE Motorsports	2,190	Feb-05	—	22,338	10.20
Philip Lee/Pro Audio	1,825	Apr-05	—	19,053	10.44
Robert Hilden, Jr.	1,200	Jul-03	—	10,735	8.95
Sean Willett	1,200	Oct-02	—	9,360	7.80
Y. Morishima/Y's Export	1,200	M-T-M	—	12,580	10.48
D. Rossini/D.R. Custom Cabinet	1,200	Feb-03	—	9,648	8.04
Edgeion, Inc.	1,200	Feb-05	—	9,648	8.04
Mary Lou Davis	1,200	Apr-04	—	9,648	8.04
Bertram Balch & Peter Balch	1,200	Apr-03	—	9,648	8.04
S. Fumihira/La Selva	1,200	May-05	—	9,648	8.04
S. Church/Church Automotive	1,200	Jun-04	—	9,648	8.04
J. Sanabria/Acrylic Aquariums	1,200	Aug-05	—	10,512	8.76
I. Restrepo/South Bay Welding	1,200	Sep-05	—	10,512	8.76

        The following table sets forth lease expiration information for the next ten years, assuming the one tenant with a renewal option does not exercise its right to renew:

Year Ending Dec. 31	No. of Leases Expiring	Approx. Amount of Expiring Leases (Sq. Feet)	Base Rent of Expiring Leases (Annual $)	Percent of Total Leasable Area Expiring (%)	Percent of Total Annual Base Rent Expiring (%)
2002	4	6,508	62,767	13.29%	14.56%
2003	8	11,368	100,998	23.21%	21.54%
2004	4	8,678	84,126	17.72%	17.37%
2005	10	15,855	160,105	32.37%	32.06%
2006	1	2,555	26,916	5.22%	5.24%
2007	1	2,190	25,733	4.47%	4.90%
2008	0	0	0	0.00%	0.00%
2009	0	0	0	0.00%	0.00%
2010	0	0	0	0.00%	0.00%
2011	0	0	0	0.00%	0.00%

        We received an appraisal which states that it was prepared in conformity with the Uniform Standards of Professional Practice and the Code of Ethics of the Appraisal Institute by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported a prospective market value for Normandie Business Center as of February 1, 2002, of $3,900,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value. In addition, appraisals do not adjust for acquisition and closing costs which amounted to approximately $50,000 for this property.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained on page 13 of our prospectus in the section entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" is restated in its entirety as of the date of this Supplement as follows:

Recent Developments

        On September 27, 2002, Cornerstone Realty Fund, LLC acquired an existing multi-tenant industrial business park known as the Normandie Business Center. This property is located in Torrance, California which is part of the larger South Bay industrial sub-market of Los Angeles County. The South Bay is one of the largest and strongest industrial sub-markets in Los Angeles County accounting for 26% of all industrial sales and leasing activity in Los Angeles County as reported for the second quarter of 2002 and is considered to be an established, infill market where there is very little land available for the development of new competitive multi-tenant industrial projects. This market characteristic has historically enabled landlords to obtain significant rental increases from tenants.

        The South Bay industrial market enjoys a very low overall vacancy rate of only 3.8% as reported for the second quarter of 2002. The overall Los Angeles industrial market is considered to be one of the three leading industrial markets in the United States.

        The Normandie Business Center contains a total of 29 individual tenant spaces. Individual tenant spaces at the property range in size from approximately 1,200 square feet up to approximately 3,358 square feet. The average tenant space is 1,682 square feet in size and consists of approximately 1,382 square feet of warehouse space and approximately 300 square feet of office space.

        As of the date of our acquisition, the property was 96.3% leased. Substantially all of the tenants have modified industrial gross leases at an average monthly rental rate of $0.85 per leasable square foot. Monthly operating expenses at the property, excluding leasing commissions, tenant improvements and reserves for future improvements are estimated at $0.20 per leasable square foot of space at the property.

        The occupancy rate required at the property for a break-even cash flow, based on property level operating expenses as described above, is estimated at approximately 23.5%. This will vary based on future market conditions, rental rates and property level operating expenses.

        Our total acquisition cost was $3,901,696 which equates to approximately $80 per square foot of leasable space. The current estimated cost to replace the land, buildings and improvements at the Normandie Business Center as of our date of acquisition is calculated at approximately $5,600,000. This estimated replacement cost equates to approximately $115 per square foot. Our acquisition price for the Normandie Business Center equates to an approximate 30% discount from the estimated cost of building this property new.

        Including the Normandie Business Center, there are approximately thirteen multi-tenant industrial projects in the immediate local area of the South Bay marketplace which are believed to be the most competitive in attracting tenants similar to those at the Normandie Business Center. As of the date of the most recent competitive market analysis, the average vacancy rate for the thirteen projects deemed to be most competitive totaled approximately 5.5%. With a 3.7% vacancy rate as of the date of our acquisition, the Normandie Business Center had a lower overall vacancy rate than eight of the thirteen projects deemed to be most directly competitive in the market.

        The property was built in 1989, and is in good physical condition. The business plan for the Normandie Business Center is to make modest repairs and improvements over the next few years for which we have budgeted approximately $150,000, and aggressively re-mix the tenant type as the leases expire to increase the overall value of the property.

Liquidity and Capital Resources

        As of December 10, 2002, the Fund has received $8,463,000 of gross proceeds from the sale of membership units, which have been registered for sale under the Securities Act of 1933, as amended, and under various state securities laws. Prior to the closing of the sale of the minimum offering of 6,000 units in December 2001, the Fund's organizational activities were financed through advances from the managing member. A portion of those advances has been reimbursed from the proceeds received by the Fund from the offering. The Fund will continue to incur organizational and offering expenses until it has completed the sales of its membership units.

        The Fund has been dependent on the managing member providing capital contributions and advances in order for it to meet its obligations as they have come due. The managing member intends to continue providing such capital contributions and advances until the proceeds from the Fund's public offering are sufficient for the Fund to meet its obligations as they come due. If necessary, the terms of the managing member's operating agreement indicate that its members may be asked to make additional contributions; however, its members are not committed by any contract to make such additional contributions or provide any other financial assistance. In the event its members choose not to make such additional contributions, its managing member would be entitled to look to a third party to fund any shortfall and may reduce the percentage interest of its non-contributing members.

        The Fund will not reimburse the managing member for any amounts advanced for organizational expenses which exceed the amounts and percentages set forth in the prospectus for the offering. Any such expenses incurred by the managing member on behalf of the Fund, that are not reimbursed by the Fund, will be reflected as a capital contribution to the Fund by the managing member with an offsetting expense recognized in the Fund's statement of operations.

        The Fund intends to use the net proceeds from the sale of its units to acquire additional multi-tenant industrial properties and for capital improvement, operating and other reserves. As of September 27, 2002, the Fund has made its initial property purchase, the Normandie Business Center property. The Fund expects to generate revenue from rents from the Normandie Business Center property, which is expected to exceed the cost of property operations. These excess funds are expected to provide an additional source of liquidity for the Fund.

Results of Operations

        The Fund is in the organizational stage even with the purchase of the first property on September 27, 2002. The Fund's net loss for the nine months ended September 30, 2002 decreased $21,196 from the same period of 2001 primarily because the Fund had not yet sold the minimum number of units by September 2001, had incurred expenses including interest on advances of $137,284, and had no operating revenues. For the nine months ended September 30, 2002, the Fund's operating expenses totaled $165,463 including interest on advances, which represents an increase of $28,179 over 2001, offset by rental revenues of $4,353 due to the acquisition of its first investment property and $45,022 of interest earned on the proceeds from the sale of its units. Organizational and other start-up expenses and associated losses are expected to continue until the organization of the Fund is completed. The Fund will continue to have losses until rental revenues from properties acquired exceed operating and other expenses of the Fund.

Forward Looking Statements

        The Private Securities Litigation Reform Act provides a "safe harbor" for certain forward-looking statements. Certain matters discussed in this filing could be characterized as forward-looking statements such as statements relating to plans for future expansion, as well as other capital spending, financing sources and effects of regulation and competition. Such forward-looking statements involve important risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements.

MANAGEMENT

        The information contained on page 20 of the Prospectus under the heading "MANAGEMENT—Management of the Managing Member" is revised as of the date of this Supplement to include the following information concerning officers of Cornerstone Ventures, Inc.:

        Mr. Roussel is the Chief Executive Officer and Mr. Pizzurro is a Senior Vice President of Cornerstone Ventures, Inc. Additional officers of Cornerstone Ventures, Inc. are:

        Dominic J. Petrucci, age 38, is a Senior Vice President with Cornerstone Ventures, Inc. Mr. Petrucci oversees Cornerstone's real estate operations which include acquisitions, asset management, and dispositions. In this capacity Mr. Petrucci is responsible for national business development and oversight of due diligence investigation, property leasing, property management, capital improvements and entitlement processing.

        Prior to joining Cornerstone, Mr. Petrucci served since 1998 as President of Koll Development Company's Intermountain Division. In this capacity he managed the commercial real estate development activities for a 2.8 million square foot portfolio. Mr. Petrucci's responsibilities included business development, divisional oversight of operations and administration, and he sat on Koll Development Company's Executive Committee and Investment Committee.

        Mr. Petrucci rejoined Koll Development Company after working for Kitchell Development Company and Kitchell Corporation from 1996-1998. As Vice President for Kitchell Development Company, he oversaw Kitchell's real estate development operations throughout the western United States. As Vice President—Finance for Kitchell Corporation, Mr. Petrucci provided total financial oversight of their domestic and international construction activities and managed the property management, financial services, human resources, and risk management departments for Kitchell ($300 million annual revenues).

        Tracy A. Thomson, age 47, is the Chief Financial Officer of Cornerstone Ventures, Inc. She is responsible for all financial and accounting functions for the Cornerstone entities which includes SEC reporting, audits, tax reporting, investor reporting and property reporting. Beginning in 1978, Ms. Thomson served as Controller and Managing Director for an international real estate syndicator where she developed and implemented a profitable investment strategy for a 1.4 million square foot industrial portfolio. Her responsibilities included property management, leasing, sale negotiations and investor reporting. In 1981 Ms. Thomson joined University Real Estate Investment Trust as its Chief Financial Officer, followed by six years as a financial consultant to real estate clients and take-over specialists of real estate owned departments of savings and loans specializing in asset management, property and investment analysis, investor taxation issues, and public reporting.

        From 1990 to 1997 Ms. Thomson was Chief Financial Officer and Operations Manager for Trust Realty Partners where she managed a commercial real estate portfolio of public and private partnerships with 24,000 investors. She successfully repositioned debt, produced positive cash flow, and substantially increased investor equity for the portfolio. After four more years in the private sector overseeing in excess of forty partnerships of commercial real estate through reporting, extensive 1031 exchange structures and tax returns, Ms. Thomson joined Cornerstone Ventures, Inc. in mid-2002.

FINANCIAL STATEMENTS

The following financial statements of Cornerstone Realty Fund, LLC are included in this Supplement:

The following unaudited pro forma financial statements relating to the Normandie Business Center are included in this Supplement.

20922 and 20950 South Normandie Avenue
Report of Independent Auditors	F-9
Statement of Revenue and Certain Expenses for the Year Ended December 31, 2002	F-10
Notes to Statement of Revenue and Certain Expenses for the Year Ended December 31, 2002	F-11
Pro Forma Financial Information
Summary of Pro Forma Financial Information	F-13
Pro Forma Condensed Statement of Operations for the Year Ended December 31, 2001 (unaudited)	F-14
Pro Forma Condensed Statement of Operations for the Nine Months Ended September 30, 2002 (unaudited)	F-15

CORNERSTONE REALTY FUND, LLC
(a California Limited Liability Company)

CONDENSED BALANCE SHEETS

	September 30, 2002	December 31, 2001
	(Unaudited)
ASSETS
Assets
Cash and cash equivalents	$1,931,139	$2,493,073
Investments in real estate
Land	1,783,075	—
Buildings	2,118,621	—

	3,901,696	—
Other assets
Prepaid insurance	1,575	—
Leasing commissions	1,633	—
Office equipment, less accumulated depreciation of $2,410 in 2002 and $1,984 in 2001	444	870

Total assets	$5,836,487	$2,493,943

LIABILITIES AND MEMBERS' CAPITAL
Liabilities
Accounts payable and accrued liabilities	$39,957	$55,559
Tenant security deposits	48,607
Advances payable to managing member	106,880	265,106

Total liabilities	195,444	320,665
Members' capital (100,000 units authorized, 14,641 units issued and outstanding in 2002 and 6,186 units issued and outstanding in 2001)	5,641,043	2,173,278

Total liabilities and members' capital	$5,836,487	$2,493,943

The accompanying notes are an integral part of these financial statements.

CORNERSTONE REALTY FUND, LLC
(a California Limited Liability Company)

CONDENSED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
Revenues
Rental revenues	$4,353	$—	$4,353	$—
Interest and dividends	18,602	—	45,022	—

	$22,955	$—	$49,375	$—

Expenses
Property taxes	$(391)	$—	$(391)	$—
General and administrative expenses	(31,404)	(69,869)	(132,454)	(84,167)
Interest expense on advances payable to managing member	(9,254)	(18,641)	(32,192)	(52,691)
Depreciation	(142)	(142)	(426)	(426)

Total expenses	$(41,191)	$(88,652)	$(165,463)	$(137,284)
Net loss	$(18,236)	$(88,652)	$(116,088)	$(137,284)

Net loss allocable to managing member	$(1,824)	$(88,652)	$(11,609)	$(137,284)

Net loss allocable to unitholders	$(16,412)	$—	$(104,479)	$—

Per share amounts:
Basic and diluted loss allocable to unitholders	$(1.24)	$—	$(10.32)	$—

Basic and diluted weighted average units outstanding	13,237	—	10,125	—

The accompanying notes are an integral part of these financial statements.

CORNERSTONE REALTY FUND, LLC
(a California Limited Liability Company)

CONDENSED STATEMENTS OF MEMBERS' CAPITAL (DEFICIT)

Balance, December 31, 2000	$(337,188)
Capital contributions	56,532
Net proceeds from offering	2,768,602
Deferred offering costs repaid to managing member	(123,720)
Distributions to unitholders	(4,868)
Net loss	(186,080)

Balance, December 31, 2001	$2,173,278
Net proceeds from offering (unaudited)	3,791,110
Deferred offering costs repaid to managing member (unaudited)	(169,100)
Distributions to unitholders (unaudited)	(38,157)
Net loss (unaudited)	(116,088)

Balance, September 30, 2002 (unaudited)	$5,641,043

The accompanying notes are an integral part of these financial statements.

CORNERSTONE REALTY FUND, LLC
(a California Limited Liability Company)

CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
	2002	2001
OPERATING ACTIVITIES
Net Loss	$(116,088)	$(137,284)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	426	426
Changes in operating assets and liabilities:
Other assets	(3,208)	—
Accounts payable and accrued liabilities	(15,602)	29,309
Tenant security deposits	48,607	—

Net cash used in operating activities	(85,865)	(107,549)

INVESTING ACTIVITIES
Purchase of real estate	(3,901,696)	—

Net cash used in investing activities	(3,901,696)	—

FINANCING ACTIVITIES
Advances from managing member	38,227	280,207
Repayment of managing member advances	(196,453)	—
Net proceeds from offering	3,791,110	—
Deferred offering costs repaid to managing member	(169,100)	(177,158)
Distributions to unitholders	(38,157)	—

Net cash provided by financing activities	3,425,627	103,049

Net decrease in cash	(561,934)	(4,500)
Cash at beginning of period	2,493,073	4,500

Cash at end of period	$1,931,139	$—

The accompanying notes are an integral part of these financial statements.

CORNERSTONE REALTY FUND, LLC
(a California Limited Liability Company)

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

1. Organization and Business

        Cornerstone Realty Fund, LLC, a California limited liability company (the "Fund") (formerly Cornerstone Multi-Tenant Industrial Business Parks Fund, LLC and Cornerstone Industrial Properties Income and Growth Fund I, LLC), was formed on October 28, 1998. The members of the Fund are Cornerstone Industrial Properties, LLC, a California limited liability company ("CIP" or "managing member"), as the managing member, Terry G. Roussel, an individual and other various unitholders as described below. The purpose of the Fund is to acquire, operate and sell multi-tenant industrial properties. The Fund currently is issuing and selling in a public offering equity interests ("units") in the Fund, and is admitting the new unitholders as members of the Fund.

        The Fund has been dependent on the managing member providing capital contributions and advances in order for it to meet its obligations as they have come due. The managing member intends to continue providing such capital contributions and advances until the proceeds from the Fund's public offering are sufficient for the Fund to meet its obligations as they come due. During December 2001, the Fund raised the minimum offering requirement of 6,000 units. As of October 31, 2002, the Fund has issued 15,559 units primarily to new unitholders for gross offering proceeds of $7,779,500.

        Each member's liability is limited pursuant to the provisions of the Beverly-Killea Limited Liability Company Act. The term of the Fund shall continue until December 31, 2010, unless terminated sooner pursuant to the operating agreement.

2. Summary of Significant Accounting Policies

Interim Financial Information

        The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statement presentation. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation, have been included. Operating results for the nine-month period ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

        For further information, refer to the audited financial statements and footnotes thereto included in the Fund's Annual Report on Form 10-K for the year ended December 31, 2001.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ materially from the estimates in the near term.

Cash & Cash Equivalents

        Cash and cash equivalents consist primarily of interest-bearing investments with original maturities of 90 days or less at the date of purchase. Included in cash and cash equivalents is $48,607 that the Fund has appropriated to refund tenant security deposits.

Investments in Real Estate

        Investments in real estate are stated at cost and include land, buildings and building improvements. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Significant replacements and improvements which improve or extend the useful lives of the buildings, are capitalized. Depreciation of the buildings and building improvements is computed on a straight-line basis over their estimated useful lives of 39 years.

        The Company evaluates the carrying value for investments in real estate in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144"). FAS 144 requires that when events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable, companies should evaluate the need for an impairment write-down. When an impairment write-down is required, the related assets are adjusted to their estimated fair value.

Office Equipment

        Office equipment is stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful life of the office equipment is five years.

Revenue Recognition

        Rental revenues are recorded on an accrual basis as they are earned over the lives of the respective tenant leases on a straight-line basis. Rental receivables are periodically evaluated for collectibility.

Income Tax Matters

        It is the intent of the Fund and its members that the Fund be treated as a partnership for income tax purposes. As a limited liability company, the Fund is subject to certain minimal taxes and fees; however, income taxes on the income or losses realized by the Fund are generally the obligation of the members.

Reclassifications

        Certain reclassifications have been made to the 2001 financial statement account balances to conform to the 2002 presentation.

3. Investments in Real Estate

        On September 27, 2002, the Fund acquired an existing multi-tenant industrial park known as Normandie Business Center, located in Torrance, California for an investment of $3,901,696. Normandie Business Center consists of two single-story buildings containing a total of 48,979 leasable square feet.

4. Deferred Offering Costs Advanced by Managing Member

        Deferred offering costs advanced by the managing member for the nine months ended September 30, 2002 (unaudited) and for the year ended December 31, 2001 are as follows:

Deferred Offering Costs
Balance, December 31, 2000	$399,166
Costs advanced	225,597
Costs repaid	(123,720)

Balance, December 31, 2001	501,043
Costs advanced	114,396
Costs repaid	(169,100)

Balance, September 30, 2002	$446,339

        Specific incremental costs incurred in connection with the offering of membership units are advanced by the managing member. These advances bear simple interest at the prevailing prime commercial lending rate (4.75% at September 30, 2002) plus two percentage points. Reimbursement of such offering costs is limited to 4% of the gross proceeds of the related offerings. Offering costs incurred by the managing member in excess of the 4% limitation are deferred, and will be reimbursed from future offering proceeds. Any offering costs incurred by the managing member on behalf of the Fund that are not reimbursed by the Fund will be reflected as a capital contribution to the Fund by the managing member, with an offsetting expense recognized in the Fund's statement of operations. Through September 30, 2002, the Fund has received cumulative unsecured advances from CIP of deferred offering costs in the amount of $739,159. Through September 30, 2002, the Fund has repaid CIP $292,820 in deferred offering costs.

5. Related Party Transactions

        In order to fund its initial operating costs, the Fund has received unsecured advances, including accrued interest, from CIP. Through September 30, 2002, the Fund repaid $350,534 of these unsecured advances. The advances bear simple interest at the prevailing prime commercial lending rate plus two percentage points.

        The managing member and/or its affiliates are entitled to receive various fees, compensation and reimbursements as specified in the Fund's operating agreement, including commissions of 9% of the first $3,000,000 of gross proceeds from the offering of units and 7% thereafter, marketing fees of 2% of gross proceeds from the offering of units less $60,000, and expense allowances of 1.5% of gross proceeds from the offering of units. In addition, the Fund is to reimburse CIP for deferred offering costs advanced by CIP to the Fund in the amount of 4% of the gross proceeds from the offering of units. The Fund also reimburses CIP for 100% of initial operating costs advanced to the Fund. Deferred offering and initial operating costs advanced to the Fund by CIP bear interest at the prevailing prime commercial lending rate plus two percentage points.

Report of Independent Auditors

To the Members
Cornerstone Realty Fund, LLC

        We have audited the accompanying statement of revenue and certain expenses of 20922 and 20950 South Normandie Avenue for the year ended December 31, 2001. This statement of revenue and certain expenses is the responsibility of the management of Normandie Business Center. Our responsibility is to express an opinion on the statement of revenue and certain expenses based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        The accompanying statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission. Certain expenses (described in Note 1) that would not be comparable to those resulting from the proposed future operations of the property are excluded and the statement is not intended to be a complete presentation of the revenue and expenses of the property.

        In our opinion, the statement of revenue and certain expenses of 20922 and 20950 South Normandie Avenue presents fairly, in all material respects, the revenue and certain expenses, as defined above, of 20922 and 20950 South Normandie Avenue for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                      /s/ ERNST & YOUNG LLP

Irvine, California
August 13, 2002

20922 AND 20950 SOUTH NORMANDIE AVENUE

STATEMENTS OF REVENUE AND CERTAIN EXPENSES

	For the Year Ended December 31, 2001	For the Nine Months Ended September 30, 2002
		(Unaudited)
Revenue
Rental	$399,184	$317,429
Tenant reimbursements	36,790	27,227
Other	13,594	3,951

Total revenue	449,568	348,607

Certain Expenses
Property operating and maintenance	48,192	39,533
Real estate taxes	32,811	24,815
Insurance	4,428	3,492

Total certain expenses	85,431	67,840

Excess of revenue over certain expenses	$364,137	$280,767

See accompanying notes to statement of revenue and certain expenses.

20922 AND 20950 SOUTH NORMANDIE AVENUE

NOTES TO STATEMENTS OF REVENUE AND CERTAIN EXPENSES

DECEMBER 31, 2001

1. Organization and Summary of Significant Accounting Policies

Organization

        The accompanying statements of revenue and certain expenses include the operations of 20922 and 20950 South Normandie Avenue, otherwise known as Normandie Business Center (the "Property") located in Torrance, California which was acquired by Cornerstone Realty Fund, LLC (the "Fund"), from a nonaffiliated third party. The Property was acquired for $3,901,696 and has 48,979 leasable square feet.

Basis of Presentation

        The accompanying statements have been prepared to comply with rules and regulations of the Securities and Exchange Commission.

        The accompanying statements are not representative of the actual operations for the periods presented, as certain expenses that may not be comparable to the expenses expected to be incurred by the Company in the future operations of the Property have been excluded. Excluded expenses consist of interest, depreciation and amortization not directly comparable to the future operation of the Property.

Unaudited Interim Statement of Revenue and Certain Expenses

        The statement of revenue and certain expenses for the nine months ended September 30, 2002, is unaudited. In the opinion of management, all adjustments considered necessary for a fair presentation of the revenue and certain expenses have been included, and such adjustments consist of normal recurring accruals.

Revenue Recognition

        Rental revenue is recognized on a straight-line basis over the terms of the related leases.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from the estimates in the near term.

2. Commercial Office Property

        The future minimum lease payments to be received under existing operating leases as of December 31, 2001, are as follows:

2002	$302,903
2003	208,322
2004	146,758
2005	71,040
2006	6,729

$735,752

        The above future minimum lease payments do not include specified payments for tenant reimbursements of operating expenses.

        Office space in the Property is generally leased to tenants under lease terms which provide for the tenants to pay increases in operating expenses in excess of specified amounts.

CORNERSTONE REALTY FUND, LLC

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The following Pro Forma Condensed Statements of Operations of the Fund for the year ended December 31, 2001 and for the nine months ended September 30, 2002 have been prepared as if the acquisition of 20922 and 20950 South Normandie Avenue ("Normandie Business Center") had occurred as of January 1, 2001.

        Such Pro Forma Financial Information is based in part upon (i) the Financial Statements of the Fund for the year ended December 31, 2001 included in the Fund's Annual Report on Form 10-K for the year ended December 31, 2001; (ii) the Financial Statements of the Fund for the nine months ended September 30, 2002 included in the Fund's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002; and (iii) the Historical Summary of 20922 and 20950 South Normandie Avenue for the year ended December 31, 2001 filed with the Fund's Current Report on Form 8-K/A, dated December 10, 2002.

        The Pro Forma Financial Information is presented for information purposes only and is not necessarily indicative of the financial position or results of operations of the Fund that would have occurred if the acquisition of Normandie Business Center had been completed on the date indicated, nor does it purport to be indicative of future financial position or results of operations. In the opinion of the Fund's managing member, all material adjustments necessary to reflect the effect of this transaction have been made.

CORNERSTONE REALTY FUND, LLC

PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2001
(Unaudited)

	Cornerstone Realty Fund, LLC Historical(A)	Recent Transactions(B)	Cornerstone Realty Fund, LLC Pro Forma
Revenues:
Rental	$—	$399,184	$399,184
Tenant reimbursements	—	36,790	36,790
Interest and dividends and other	8,319	13,594	21,913

	8,319	449,568	457,887

Expenses:
Property operating and maintenance	—	85,431	85,431
General and administrative expenses	125,049	—	125,049
Interest expense on advances payable to managing member	68,687	—	68,687
Depreciation	663	54,324	54,987

	194,399	139,755	334,154

Net (loss) income	$(186,080)	$309,813	$123,733

Net (loss) income allocable to managing member	$(18,608)		$12,373

Net (loss) income allocable to unitholders	$(167,472)		$111,360

Per share amounts:
Basic and diluted (loss) income allocable to unitholders	$(27.37)		$18.20

Basic and diluted weighted average units outstanding	6,119		6,119

(A)
Represents the historical results of operations of the Fund for the year ended December 31, 2001. Certain reclassifications have been made to the historical statements of operations of the Fund to conform to the pro forma financial information presentation.

(B)
Represents adjustment for the acquisition of the Normandie Business Center, based on historical operating results. Depreciation is based on the allocation of the purchase price, with buildings depreciated using the straight-line method over a 39-year period.

CORNERSTONE REALTY FUND, LLC

PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2002
(Unaudited)

	Cornerstone Realty Fund, LLC Historical(A)	Recent Transactions(B)	Cornerstone Realty Fund, LLC Pro Forma
Revenues:
Rental	$4,353	$317,429	$321,782
Tenant reimbursements	—	27,227	27,227
Interest and dividends and other	45,022	3,951	48,973

	49,375	348,607	397,982

Expenses:
Property operating and maintenance	391	67,840	68,231
General and administrative expenses	132,454	—	132,454
Interest expense on advances payable to managing member	32,192	—	32,192
Depreciation	426	40,743	41,169

	165,463	108,583	274,046

Net (loss) income	$(116,088)	$240,024	$123,936

Net (loss) income allocable to managing member	$(11,609)		$12,394

Net (loss) income allocable to unitholders	$(104,479)		$111,542

Per share amounts:
Basic and diluted (loss) income allocable to unitholders	$(10.32)		$11.02

Basic and diluted weighted average units outstanding	10,125		10,125

(A)
Represents the historical results of operations of the Fund for the nine months ended September 30, 2002. Certain reclassifications have been made to the historical statements of operations of the Fund to conform to the pro forma financial information presentation.

(B)
Represents adjustment for the acquisition of the Normandie Business Center, based on historical operating results. Depreciation is based on the allocation of the purchase price, with buildings depreciated using the straight-line method over a 39-year period.

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CORNERSTONE REALTY FUND, LLC SUPPLEMENT NO. 2 DATED DECEMBER 13, 2002 TO THE PROSPECTUS DATED MAY 7, 2002 OF CORNERSTONE REALTY FUND, LLC
STATUS OF THE OFFERING
REAL PROPERTY INVESTMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
FINANCIAL STATEMENTS
CORNERSTONE REALTY FUND, LLC (a California Limited Liability Company) CONDENSED BALANCE SHEETS
CORNERSTONE REALTY FUND, LLC (a California Limited Liability Company) CONDENSED STATEMENTS OF OPERATIONS (Unaudited)
CORNERSTONE REALTY FUND, LLC (a California Limited Liability Company) CONDENSED STATEMENTS OF MEMBERS' CAPITAL (DEFICIT)
CORNERSTONE REALTY FUND, LLC (a California Limited Liability Company) CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)
CORNERSTONE REALTY FUND, LLC (a California Limited Liability Company) NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)
Report of Independent Auditors
20922 AND 20950 SOUTH NORMANDIE AVENUE STATEMENTS OF REVENUE AND CERTAIN EXPENSES
20922 AND 20950 SOUTH NORMANDIE AVENUE NOTES TO STATEMENTS OF REVENUE AND CERTAIN EXPENSES DECEMBER 31, 2001
CORNERSTONE REALTY FUND, LLC UNAUDITED PRO FORMA FINANCIAL INFORMATION
CORNERSTONE REALTY FUND, LLC PRO FORMA CONDENSED STATEMENT OF OPERATIONS For the Year Ended December 31, 2001 (Unaudited)
CORNERSTONE REALTY FUND, LLC PRO FORMA CONDENSED STATEMENT OF OPERATIONS For the Nine Months Ended September 30, 2002 (Unaudited)